# HAYSEED LIMITED LIABILITY COMPANY

## OPERATING AGREEMENT

This **OPERATING AGREEMENT**, dated this 1st day of December 2020 by **Travis Burgess**, with an address at 550 East 7th St, Brooklyn, New York 11218 ("TB") (TB is referred to as "Member"), and **HAYSEED LIMITED LIABILITY COMPANY**, a New York limited liability company with an address at 550 East 7th St, Brooklyn, New York 11218 (the "Company").

## W I T N E S S E T H

WHEREAS, the Members are the only member of the Company;

WHEREAS, the Members believe that their best interest and the best interest for the Company will be served by preserving harmony and continuity with respect to the management and operation of the Company; and

WHEREAS, the parties have determined that such harmony and continuity can best be attained by imposing certain restrictions on the Members' interests and by providing specific terms which will govern the Members' responsibilities to the Company; and

WHEREAS the Company desires to use the experience and expertise of certain of its Members, and certain Members have agreed to use their experience and expertise for the benefit of the Company, on the terms and conditions set forth in this Operating Agreement.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and for other good and valuable consideration, the receipt, and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. **PREAMBLE**

The Members and the Company acknowledge that the preamble to this Agreement is true and correct, and the preamble shall constitute an integral part of their agreement as if fully set forth in the body of the Agreement.

2. **DEFINITIONS**

For the purpose of this Operating Agreement:

(i) "Act" shall mean the New York Limited Liability Company Act.

(ii) "Capital Accounts" shall mean an account established and maintained for each Member in accordance with Tres. Reg. '1.704-1(b). Each Member's Capital Account shall be increased by (i) the amount of money contributed by each Member to the Company, (ii) the fair market value (as determined by the Members) of property contributed by a Member to the Company, if any, (net liability secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to a Member of Profits, if any, shall be decreased by (iv) the amount of money distributed to the Member by the Company if any, (v) the fair market value (as determined by the Members) of the property distributed to a Member by the Company, if any, (net of the liability secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and (vi) allocation to a Member of Losses, if any.

(iii)"Members" shall mean TB

(iv) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(v)  "Managers" shall mean TB

(vi) "Member" or "Members" shall mean the owner or owners of the Membership Interest in the Company.

(vii)"Profits" and "Losses" shall mean amounts equal to the corresponding items of income, gain, deductions, losses, and credits computed for federal income tax purposes, except that (i) such items on income, gain, deductions, losses, and credits with respect to the assets contributed by a Member to the Company or owned by the Company if and when the Member's Capital Accounts are revalued, shall be computed by reference to such assets' fair market value, determined by the Members, at the time of such contribution or re-evaluation, all as provided for in the Regulations under Section 704(b) of the Code; (ii)" Profits" also shall include tax-exempt income under Section 705(a)(1)(B) of the Code; and (iii) "Losses" shall include expenditures of the Company described in Section 705(a)(2)(B) of the Code and expenditures which are re-characterized as Section 705(a)(2)(B) expenditures pursuant to Treas. Reg. '1.704-1(b) or any successor thereto. Members shall determine the Profits and Losses.

3. **FORMATION AND PRIOR AGREEMENTS**

(a)   The Members have formed the Company as a Limited Liability Company under the Laws of the State of New York. The Members have caused to be filed a Certificate of Formation, in accordance with the Act. The Company shall conduct business as a limited liability company pursuant to the terms of this Operating Agreement and the provisions of all applicable law.

(b)    The business and affairs of the Company shall be conducted under the name "American Bravado" Limited Liability Company, and such name shall be used at all times in connection with the business and affairs of the Company.

(c)    All tangible and intangible real and personal property owned by the Company, shall be deemed to be owned by the Company as an entity. No Member shall have any ownership interest in such property in the Member's individual name or right, and each Member's interest in the Company shall be personal property for all purposes.

(d)    The term of the Company commenced on the filing of the Certificate of Formation and shall continue in perpetuity or otherwise provided in the Operating Agreement.

(e)    All prior agreements, if any, among the Members regarding the subject matter of this Operating Agreement, are hereby rescinded and declared null and void, and the provisions of this Operating Agreement shall apply to all business transactions among the Members and the Company.

## 4. **PRINCIPAL PLACE OF BUSINESS**

The Company's principal place of business initially shall be located at 550 East 7th St, Brooklyn, New York 11218, or at such places or places as Managers shall determine. Managers may change the location of the Company to a place or places as they, in their sole or complete discretion, may determine.

## 5. **MANAGERS**

(a)    TB is hereby designated, and accepted the designation, as manager of the Company (the "Manager"). The Manager shall be responsible for the operation of the Company's business in the ordinary course and shall have the authority to do all things they determine, in their sole and complete discretion, to be in furtherance of the purpose of the Company and shall have all rights, powers, and privileges available to a "manager" under the Act. They shall have the right to individually to enter into and execute all contracts, documents, and other agreements on behalf of the Company. The Manager shall have the sole authority to bind the Company.

(b)    Notwithstanding anything to the contrary contained in this Operating Agreement, the following are major decisions (the "Major Decisions"):

(i)    Any act that would make it impossible to carry on the ordinary business of the Company;

(ii)     Additional cash call;

(iii)    Any confession of judgment against the Company;

(iv)    The dissolution of the Company;

(v)     A change in the nature of the principal business of the Company;

(vi)    The filing of a petition in bankruptcy or the entering into an arrangement among creditors; and

(vii)    The entering into, on behalf of the Company, of any transaction constituting "reorganization" within the meaning of the Bankruptcy Code.

## 5. **<u>INDEMNIFICATION</u>**

The Company shall indemnify a Member and the Manager for, and shall hold the Member and Manager harmless from and against, any liability of the Member and the Manager to any person or entity arising or incurred in connection with the good faith discharge of the Member's or Managers' obligation under this Operating Agreement, except for liability imposed on a Member or Manager as a result of omission or breach of this Operating Agreement by the Member or Manager.

## 6. **<u>RESPONSIBILITIES AND OBLIGATIONS OF THE MEMBERS</u>**

(a)   Each Member affirms and represents as a condition of becoming and remaining a Member that the Member is under no obligation to any person or entity which is in any way inconsistent with, or imposes and restriction upon, the Member becoming a Member or the Member taking on any of the obligations imposed on a Member by this Operating Agreement.

(b)   The Managers shall have the authority to carry out the purposes of the Company, to do all things necessary and appropriate to carry out the Company's responsibilities under the License Agreement and to hire and fire employees of the Company. Managers shall be required to devote such time to the Company to enable them to carry out their responsibilities to the Company.

## 7. **<u>COMPENSATION OF THE MANAGERS</u>**

(a)   The Managers may be compensated in an amount no greater than an amount equal to the fair market value of their services.

(b)    The compensation of each Member receiving compensation shall be deemed for federal and state income tax purposes as a "guaranteed payment" as defined in Section 707(c) of the Code. No federal or state withholding, social security, or other taxes shall be withheld from the "guaranteed payment", and the Member shall be required to pay any income, self-employment, or other taxes incurred as a result of the receipt of the "guaranteed payment".

(c)    Each Member's "guaranteed payment" shall be reported annually to the Member on Internal Revenue Service Schedule K-1.

## 8. **ALLOCATIONS OF PROFITS AND LOSSES; DISTRIBUTION**

(a)    All allocations among, and distributions to, the Member shall be made to TB.

(b)    Until the admission of any other Members, the Profits and Losses of the Company shall be allocated one hundred (100%) percent to TB.

(c)    Until the admission of any other Members, the distributions from the Company shall be allocated one hundred (100%) percent to TB.

(d)    After the admission of any other Member of the Company in accordance with the terms of this Agreement, allocation of Profits and Losses and distributions from the Company shall be determined based on the percentage of Membership Interest held by the Member in the Company.

## 9. **ACCOUNTING, FINANCIAL, AND TAX MATTERS**

(a)    The fiscal year of the Company shall be the calendar year and therefore the financial year-end shall be December 31 of each year.

(b)    The books and records of the Company shall be maintained in accordance with the income tax basis of accounting chosen by the Certified Public Accounting firm selected by the Manager.

(c)    Each Member recognized that the Company shall be recognized as a partnership for federal and state income tax purposes and shall be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code. The Managers shall use all reasonable efforts to prepare or cause to be prepared and make timely filings of all tax returns and statements which must be filed on behalf of the Company with any taxing authority.

(d)    TB shall be deemed manager of "tax matters" for all purposes of the Code and shall notify all Members of any audit or other tax matters to which he is notified or becomes aware.

## 9. **<u>CONFIDENTIALITY</u>**

No Member shall divulge, furnish, or make available to anyone (other than legal counsel or in the regular cause of business of the Company) any knowledge or information with respect to confidential or secret plans or materials of the Company, the Company's business plan, the Company's clients or customers, the Company's contracts, or with respect to any other confidential or secret aspects of the Company's activities.

## 11. **<u>DISSOLUTION</u>**

(a) The Company shall continue until dissolved upon the earliest to occur of the following events (the "Events of Dissolution"):

(i)  The sales, exchange, or other disposition by the Company of all or substantially all the Company's assets;

(ii)  The Managers determine to terminate and dissolve the Company; or

(b)    Upon an Event of Dissolution, a person designated by the Manager (which may be the Manager) shall take full account of the assets and liabilities of the Company as of the date of the Event of Dissolution and shall proceed with reasonable promptness to liquidate the Company's assets and terminate its business.

## 12. **<u>AMENDMENTS</u>**

This Operating Agreement may not be amended o supplemented at any time unless by writing executed by the Members and the Company, and all such amendments and supplements shall, except as otherwise provided hereinafter, be binding upon all Members of the Company.

## 13. **<u>INTERPRETATION OF SYNTAX AND HEADINGS</u>**

All references made and pronouns used shall be construed in the singular or plural, and in such gender, as the sense and circumstances require. The section headings set forth in this Operating Agreement are for convenience and reference only and are not intended to modify, limit, describe, or affect in any way the contents, scope, or intent of this Operating Agreement.

## 14. **<u>SEVERABILITY</u>**

If any provision of this Operating Agreement shall be declared invalid or illegal for any reasons whatsoever, then notwithstanding such invalidity or illegality, the remaining terms and provisions of the Operating Agreement shall remain in full force and effect in the same manner.

## 15. **BENEFIT**

This Operating Agreement shall be binding upon and shall inure to the benefit of the parties, and to their respective heirs, executors, administrators, successors, and assigns and shall be binding upon any person to whom any interest in the Company is transferred.

## 16. **GOVERNING LAW**

This Operating Agreement shall be interpreted in accordance with, and the rights of the parties hereto shall be determined by, the laws of the State of New York.

 IN WITNESS WHEREOF, the parties hereto have hereunto set hands and seal the day and year first above written.


**HAYSEED LIMITED LIABILITY COMPANY**


By:_*Travis Burgess*_____

Travis Burgess, Manager